

Mail Stop 3561

May 15, 2017

Thomas Lashan
Chief Executive Officer
Australian Formulated Corporation
11th Floor, Tung Tex Building
203 Wai Yip Street
Kwun Tong Kowloon, Hong Kong

> **Re:** **Australian Formulated Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 4, 2017**
> **File No. 333-216896**

Dear Mr. Lashan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2017 letter.

Financial Statements for the Period Ended January 31, 2017

Note 1. Organization and Business Background, page F7

1. We note your response to comment 15. While the guidance in ASC 805 related to business combinations does not apply to combinations of entities under common control, please note that ASC 805-50 contains separate accounting and disclosure guidance for transactions between entities under common control that appear applicable to your transaction. To better comply with ASC 805-50, please revise the following:

- Revise Note 1 to include, if true, a statement that each subsidiary listed has been included in these financial statements since the earliest of its date of inception or the date it came under the common control of Mr. Lashan.

- Revise your "Basis of presentation" accounting policy on page F7 to explain how your basis of presentation complies with ASC 805-50-30-5 and 805-50-45-2 through 45-5.

- Revise the footnotes to your financial statements to disclose in an appropriate location the information required by ASC 805-50-50-3.

<u>Exhibit 5.1</u>

2. We note your response to comment 18. As the SS Shares are already outstanding, please have counsel revise the opinion for the SS Shares, stating that the shares "are" legally issued, fully paid, and non-assessable. The future tense "will be" does not appear to apply to the SS Shares.

You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jeffery DeNunzio